Paul Hastings LLP

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San Francisco, CA 94111

telephone (415) 856-7000

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www.paulhastings.com

August 30, 2024

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	TCW Direct Lending LLC - File No. 814-01069

Ladies and Gentlemen:

On behalf of TCW Direct Lending LLC (the “Registrant”), we hereby respond to the oral comment provided on August 27, 2024 to the undersigned by Ms. Valerie J. Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s preliminary proxy soliciting materials, which contained disclosure with respect to the planned solicitation of consents from unitholders of the Registrant.

The Registrant’s response to that comment is provided below. We have restated the substance of that comment to the best of our understanding. Capitalized terms have the same meanings as in the proxy statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter.

The Registrant also acknowledges the Staff’s standard disclaimer as expressed as part of the oral comments.

1.	Comment: The Consent Solicitation disclosure states that the Board of Directors has authorized the Registrant to issue the Consent Solicitation, but does not disclose the factors considered by the Board with respect to that authorization or any related recommendation. Please supplementally explain why the Registrant did not include a discussion of those factors.

Response: Comment acknowledged. The Board was comfortable authorizing the Consent Solicitation because it views the sophisticated institutional investors that have invested in the Registrant to be capable of conducting an analysis and making their own determinations about the proposal. The Board did not want to substitute its judgment or make findings about this proposal when those investors are better situated to make a determination based on their own interests.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC